EXHIBIT 99.16

CONSENT OF MURRAY (GUY) BUTCHER

United States Securities and Exchange Commission

Gentlemen:

In connection with Silver Wheaton Corporation’s (the “Company”) Annual Report on Form 40-F for the year ended December 31, 2008 (the “Annual Report”), I, Murray (Guy) Butcher, AusIMM, Group Metallurgist (Goldcorp Inc.), hereby consent to the inclusion in, or incorporation by reference into, and the use of my name in connection with the preparation of the following documents/reports:

1.	Resource and reserve estimates of the Peñasquito Mine;

2.	Technical report dated March 10, 2009, entitled “Peñasquito Project Technical Report, Concepcion del Oro District, Zacatecas State, Mexico” re-addressed to Silver Wheaton Corporation; and

3.	The Annual Report.

Date: March 30, 2009

Yours truly, /s/ Murray (Guy) Butcher
Name: Murray (Guy) Butcher, AusIMM, Title: Group Metallurgist, Goldcorp Inc.